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Exhibit 8

[HULSEY, OLIVER & MAHAR LETTERHEAD]

July 6, 2004

GB&T Bancshares, Inc.
P. O. Box 2760
Gainesville, Georgia 30503

Lumpkin County Bank
111 South Chestatee Street
Dahlonega, Georgia 30533

RE:	Agreement and Plan of Reorganization between GB&T Bancshares, Inc. ("GB&T") and Lumpkin County Bank ("LCB") dated as of February 11, 2004, as amended (the "Merger Agreement").

Gentlemen:

        We have acted as Counsel to GB&T in connection with the Merger Agreement. This opinion letter is furnished to you pursuant to the provisions of Section 9.1(f) of the Merger Agreement, and terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Merger Agreement.

        In our capacity as such Counsel, we have participated in the preparation and execution of the Merger Agreement, its Schedules and Exhibits. In addition, we have (a) conferred with officers and agents of GB&T; (b) examined such corporate documents, records and certificates of GB&T, including the Articles of Incorporation, the Bylaws and the proceedings under which the transactions contemplated by the Merger Agreement were approved; (c) and examined such Federal and State laws, rule and regulations, and made such other investigations as we have deemed necessary or appropriate for the purposes of rendering this opinion. In addition we have also made such examination of LCB's documents and records as we deemed necessary to render this opinion.

        In our examination, we have assumed the genuineness of all signatures and the authenticity of all materials submitted to us as originals and their conformity with the originals of all materials submitted to us as copies. We have further assumed (a) the due authorization, execution and delivery by all parties other than GB&T of all agreements and documents that are to be executed and delivered by such other parties pursuant thereto; (b) the accuracy of the representations and warranties made by GB&T, as applicable, in or pursuant to the Merger Agreement; and (c) that the Merger Agreement and documents related thereto are valid, binding and enforceable obligations of all of the parties thereto other than GB&T. As to matters of fact relative to conclusions of law, we have relied, to the extent reasonably necessary, upon information supplied by GB&T and upon certificates and other statements of public officials and upon certifications furnished us by Counsel for LCB.

        Based upon and subject to the foregoing, we are of the opinion that:

        (a)   the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code,

        (b)   the exchange in the Merger of LCB Common Stock for GB&T Common Stock will not give rise to gain or loss to the shareholders of LCB with respect to such exchange (except to the extent of any cash received),

        (c)   neither GB&T nor LCB will recognize gain or loss as a consequence of the Merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code); and

        This opinion letter is delivered in connection with the consummation of the transactions contemplated in the Merger Agreement, may be relied upon only by you (and your shareholders) in connection therewith, may not be relied upon by anyone else for any other purpose, and may not be quoted, published or otherwise disseminated by you without our prior written consent, except by virtue of its inclusion in GB&T's filing of a Registration Statement on Form S-4 with the Securities and Exchange Commission.

Hulsey, Oliver, & Mahar, LLP
By:	/s/ SAMUEL L. OLIVER Samuel L. Oliver

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  Exhibit 8